Janus Living, Inc.

4600 South Syracuse Street, Suite 500

Denver, CO 80237

June 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Howard Efron
Kristina Marrone
Stacie Gorman
Pamela Long

Re:	Janus Living, Inc.
Registration Statement on Form S-11, as amended (File No. 333-296384)
Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Janus Living, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-11 (File No. 333-296384) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 2, 2026, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Lewis Kneib at (213) 891-7339.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Janus Living, Inc.

By:	/s/ Scott M. Brinker
Name:	Scott M. Brinker
Title:	President and Chief Executive Officer

cc:	Kelvin O. Moses, Healthpeak Properties, Inc.
Tracy A. Porter, Esq., Healthpeak Properties, Inc.
Lewis W. Kneib, Esq., Latham & Watkins LLP
Charles K. Ruck, Esq., Latham & Watkins LLP
Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP
Devon L. MacLaughlin, Esq., Latham & Watkins LLP
Edward F. Petrosky, Esq., Sidley Austin LLP
J. Gerard Cummins, Esq., Sidley Austin LLP
Adam M. Gross, Esq., Sidley Austin LLP

[Signature Page to Acceleration Request]